Linux Gold Corp.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996   Fax: 604-278-3409
Toll Free: 800-665-4616

May 1, 2012

Corporation Finance Office of Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Sir or Madame:

The purpose of this letter is to request a hardship waiver related to audit opinions covering our inception-of-exploration-stage (March 1, 2003) to date information included in our audited consolidated financial statements for the year ended February 28, 2011, for which our auditors issued an unqualified opinion for the years ended February 28, 2011 and 2010.

Since 2003 we have engaged four different audit firms who have reported on our annual financial statements. Each of our annual historical financial statements, since inception, was audited and reported thereon during the respective reporting periods, each with unqualified opinion from the auditors. The inception of exploration stage to date information has been carried forward accurately and reviewed carefully by each succeeding auditors to ensure consistency. During the years of change of auditors, we included reports and consents from the exiting auditors in our annual form 20F filings.

Because all partners, manager and staff on our file at Manning Elliott LLP Chartered Accountants, our auditor for the years from 2003 to 2005 have left the firm and the firm has archived our files, we respectfully ask for your understanding and request a hardship waiver related to the previous auditors' reports.

Best regards,



Linux Gold Corp.
Per: John Robertson, President